Exhibit 99.1

Near Zero NOx Emissions ISL G Natural Gas Engine

~Proprietary technology capable of reducing NOx emissions by 90%~

VANCOUVER, May 6, 2015 /CNW/ - Cummins Westport (CWI) announced it will begin field tests this year in California in transit buses with a spark ignited natural gas engine capable of producing Near Zero NOx emissions well before the 2023 California Near Zero NOx schedule for Low NOx vehicles.

CWI believes its proprietary Stoichiometric EGR Spark Ignited (SESI) natural gas engine technology as released on its ISL G and ISX12 G engines is ideally suited to continue to provide an economic and efficient solution to California air quality improvement initiatives.

With funding support from South Coast Air Quality Management District (SCAQMD), SoCal Gas and California Energy Commission (CEC), CWI has recently invested significantly on leveraging the SESI platform to develop a new Near Zero NOx technology pathway to 0.02 grams per brake-horsepower hour NOx.  CWI has demonstrated this technology and will now field test a transit bus with the new Cummins Westport Near Zero NOx ISL G that will reduce NOx emissions by 90% from the current EPA limit of 0.2 g/bhp-hr to 0.02 g/bhp-hr NOx while also meeting the 2017 EPA greenhouse gas emission requirements.

The new Near Zero NOx ISL G will continue to offer customers the benefit of performance with the lowest emissions utilizing maintenance-free Three Way Catalyst (TWC) aftertreatment. TWCs are effective, simple, passive devices, packaged as part of the muffler.

Cummins Westport natural gas engines do not require active aftertreatment such as a Diesel Particulate Filter (DPF) or Selective Catalytic Reduction (SCR).

Since it was first introduced in 2007, the ISL G 8.9 liter engine has become the leading natural gas engine for transit buses and refuse trucks which represents a significant portion of on-highway and urban power in California.

While commercial availability will be announced at a later date, the Near Zero NOx technology in the ISLG engine will be made available as a first fit engine with transit and refuse OEMs and as an engine replacement for existing ISL G vehicles resulting in an immediate NOx emission reduction well before the 2023 Near Zero NOx goals set in California.

About Cummins Westport Inc.

Cummins Westport Inc. with headquarters in Vancouver, BC designs, engineers and markets 6-12 liter spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses.  Cummins Westport is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT / TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. www.cumminswestport.com

Note: This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regardingthe timing of field testing and commercial availability of the Near Zero NOx ISL G engine,  about Cummins Westport's business, operations, markets, technology development and regarding the environment in which Cummins Westport operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control and are based on assumptions that may cause our actual results, levels of performance, activity or achievement to be materially different from that implied by these forward looking statements.  These risks, uncertainties and assumptions include those relating to our industry and products, technological development, demand for natural gas vehicles as well as other risk factors and assumptions. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by applicable law. The contents of any website referenced in this press release are not incorporated herein by reference.

SOURCE Cummins Westport Inc.

%CIK: 0001370416

For further information: Inquiries: Westport Innovations Inc., Darren Seed, Vice President, Capital Markets & Communications, Phone: 604-718-2046, Email: invest@westport.com, Web: www.westport.com; Cummins Inc., Jon Mills, Director - External Communications, Phone: 317-610-4244, Email: jon.mills@cummins.com, Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 08:00e 06-MAY-15